

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Jason Barnard
Chief Executive Officer
Foremost Lithium Resource & Technology Ltd.
2500-700 West Georgia Street
Vancouver, British Columbia V7Y 1B3
Canada

>   **Re: Foremost Lithium Resource & Technology Ltd.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed July 7, 2023**
>   **File No. 333-272028**

Dear Jason Barnard:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed July 7, 2023

The Offering, page 12

1.   We note your reference on page 13 to the option of the underwriters to purchase an additional 52,272 common shares. Please reconcile this amount with other disclosure in your prospectus that you have granted to the underwriters a 45-day option to purchase up to an additional 15% of the common shares sold in the offering (136,363 additional shares).

Financial Statements, page F-1

2.   Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Epps, Esq.